Filed Pursuant to Rule 433
Registration No. 333- 165627
Dated February 9, 2011
Supplementing the Preliminary Prospectus
Supplement dated February 9, 2011
(To Prospectus dated March 23, 2010)
$1,500,000,000
Archer-Daniels-Midland Company
Floating Rate Notes due 2012
Final Term Sheet

Issuer:	Archer-Daniels-Midland Company
Ratings (Moody’s/S&P/Fitch):	A2/A/A
Format:	SEC Registered
Ranking:	Senior Unsecured
Trade Date:	February 9, 2011
Settlement Date:	February 11, 2011 (T+2)
Size:	$1,500,000,000
Tenor:	18 Months
Final Maturity:	August 13, 2012
Interest Payment Dates:	Quarterly on February 13, May 13, August 13 and November 13
First Interest Payment Date:	May 13, 2011
Spread to LIBOR:	16 bps
Designated LIBOR page:	Reuters Screen LIBOR01 Page
Index Maturity:	3 Months
Interest Reset Period:	Quarterly
Interest Reset Dates:	February 13, May 13, August 13 and November 13
Initial Interest Rate:	0.472%
Price to Public:	100.00%
Day Count:	Actual/360, Modified Following Business Day
Bookrunners:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
CUSIP:	039483 BA 9
ISIN:	US039483BA92
     Notes: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Barclays Capital Inc. toll free at 1-888-603-5847, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or HSBC Securities (USA) Inc. at 1-866-811-8049.